SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 Amendment No. 9


                    Under the Securities Exchange Act of 1934
                 Information to be included in statements filed
                    pursuant to Rule 13D-1(A) and Amendments
                     thereto filed pursuant to Rule 13D-2(A)

                                 PartnerRe Ltd.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   G6852T-105
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                                 (CUSIP Number)

                               Markus U. Diethelm
               Chief Legal Officer and Member of Senior Management
                            Swiss Reinsurance Company
                                50/60 Mythenquai
                           CH-8022 Zurich, Switzerland
                          Tel. No.: 011-41-43-285-2162
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
[ ]

                         (Continued on following pages)
                               (Page 1 of 3 pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.  G6852T-105                                         Page 2 of 3 Pages
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1        NAME OF REPORTING PERSON
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         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Swiss Reinsurance Company
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)  | X |
                                                              (b)  |   |
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)

         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland
-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    96,000
         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,515,969
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    96,000
        REPORTING          -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,515,969
          WITH

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,611,969
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.2%
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14       TYPE OF REPORTING PERSON (See Instructions)

         CO
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


                                  SCHEDULE 13D


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CUSIP No.  G6852T-105                                          Page 3 of 3 Pages

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SwissRe Capital Management (Bermuda) Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)  | X |
                                                              (b)  |   |
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3        SEC USE ONLY


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4        SOURCE OF FUNDS (See Instructions)
         WC, OO

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
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                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,515,969
        OWNED BY
                           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER

        REPORTING                   0
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,515,969
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,611,969

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.2%
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14       TYPE OF REPORTING PERSON (See Instructions)
         CO

--------------------------------------------------------------------------------

          The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 9 amends and supplements the Schedule 13D, dated as of June 13, 1997, as amended, filed with respect to the common shares, par value $1.00 per share (the "Common Stock"), of PartnerRe Ltd., a Bermuda company (the "Company").

         Item 3 .  Source and Amount of Funds or Other Consideration.

         Item 3 of the 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

         On April 29, 2003, Swiss Reinsurance Company ("Swiss Re") transferred 96,000 options to SwissRe Capital Management Bermuda Ltd. ("Capital Management") and Capital Management provided notice to the Company to exercise such 96,000 options and 677,873 Class B warrants. Pursuant to such exercise, Capital Management will acquire 773,873 shares of Common Stock. The price for exercising such options and warrants will be paid in shares of Common Stock. The exercise price of the options is 61,790 shares of Common Stock and the exercise price of the warrants is 209,448 shares of Common Stock. The exercise will be settled by delivery of such shares. Following settlement of such exercise, Capital Management will own 8,340,731 shares of Common Stock.

Item 4.  Purpose of the Transaction.

         Item 4 of the 13D is hereby amended and supplemented by adding the following paragraphs before the final paragraph thereof:

         By letter dated April 29, 2003, Swiss Reinsurance Company ("SwissRe") and SwissRe Capital Management (Bermuda) Ltd. ("Capital Management") requested the Company to effect a registration with the U.S. Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to with respect to all common shares of the Company, par value $1.00 (the "Shares"), owned by the SwissRe Parties. Following the settlement of exercise of warrants and options by Capital Management, the SwissRe Parties will own 8,340,731 Shares. Such registration is requested so that the Shares may be sold in such transactions (including, but not limited to, through block trades, transactions pursuant to Rule 144 promulgated under the Securities Act or underwritten offerings) and at such times that the reporting persons (or any affiliates thereof) deem appropriate.

         Subject to market conditions, SwissRe and Capital Management may engage in one or more transactions (including, but not limited to, block trades, transactions under Rule 144 promulgated under the Securities Act or underwritten offerings) with respect to some or all of the Shares from time to time. SwissRe and Capital Management may, subject to market conditions, dispose of their entire position in the Company shortly after such registration statement is declared effective.

         Given the positive outlook for the reinsurance market, SwissRe believes it can best capitalize on these opportunities by allocating its capacity directly to its reinsurance business. The request for SEC registration is also in line with SwissRe's strategy to reduce its equity exposure.

         A copy of the letter is filed herewith as Exhibit 99.3 and is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.


         (a)

Item 5(a) is hereby amended and supplemented by adding the following language at the end thereof.

         Following the exercise of options and warrants on a cashless basis, as described in Item 3, the reporting persons will be deemed to beneficially own 8,340,731 shares of Common Stock owned by Capital Management or 15.9% of the outstanding Common Stock of the Company.

         (b)

Item 5(b) is hereby amended and supplemented by adding the following language at the end thereof.

         Following the exercise of options and warrants on a cashless basis, as described in Item 3, the reporting persons shall have the shared power to vote and to dispose of 8,340,731 shares of Common Stock, or 15.9% of the outstanding Common Stock of the Company.

         (c)

Item 5(c) is hereby amended and supplemented by adding the following language at the end thereof.

         On April 29, 2003, Swiss Reinsurance Company ("Swiss Re") transferred 96,000 options to SwissRe Capital Management Bermuda Ltd. ("Capital Management") and Capital Management provided notice to the Company to exercise such 96,000 options and 677,873 Class B warrants. Pursuant to such exercise, Capital Management will acquire 773,873 shares of Common Stock. The price for exercising such options and warrants will be paid in shares of Common Stock. The exercise price of the options is 61,790 shares of Common Stock and the exercise price of the warrants is 209,448 shares of Common Stock. The exercise will be settled by delivery of such shares. Following settlement of such exercise, Capital Management will own 8,340,731 shares of Common Stock.


         (d) - (e) Inapplicable.


Item 7.  Material to be Filed as Exhibits.

99.3 Letter, dated April 29, 2003, from Swiss Reinsurance Company and SwissRe Capital Management (Bermuda) Ltd. to PartnerRe Ltd.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each person set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  April 29, 2003

SWISS REINSURANCE COMPANY                  SWISS REINSURANCE COMPANY

By:     /s/ Andre Pfanner                   By:    /s/  Flavia Diethelm
       ____________________________               ______________________________
Name:   Andre Pfanner                       Name:  Flavia Diethelm
Title:  Member of Senior Management         Title:  Member of Senior Management

SWISSRE CAPITAL MANAGEMENT                 SWISSRE CAPITAL MANAGEMENT
(BERMUDA) LTD.                             (BERMUDA) LTD.

By:      /s/   Stefan Schroeder             By:    /s/  Thomas Coffey
       ____________________________               ______________________________
Name:  Stefan Schroeder                     Name: Thomas Coffey
Title:  CEO                                 Title:  Vice President

Exhibit 99.3

Swiss Reinsurance Company              SwissRe Capital Management (Bermuda) Ltd.
50/60 Mythenquai                       Mintflower Place
CH-8022 Zurich,                        8 Par-la-Ville Road
Switzerland                            Hamilton HM GX,  Bermuda


                                       April 29, 2003


PartnerRe Ltd.
Belvedere Building
69 Pitt's Bay Road
Hamilton, Pembroke Parish
Bermuda

                           Re:      Request for Registration


Ladies and Gentlemen:

         Reference is made to the Subscription Agreement, dated August 24, 1993, between Swiss Reinsurance Company ("Swiss Re") and PartnerRe Ltd. (the "Company") and the Registration Rights Agreement, dated July 10, 1997, between SwissRe and the Company.

         SwissRe and SwissRe Capital Management (Bermuda) Ltd. ("Capital Management" and, together with SwissRe, the "SwissRe Parties") hereby request that the Company effect a registration with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to with respect to all common shares of the Company, par value $1.00 (the "Shares"), owned by the SwissRe Parties. Following the settlement of exercise of warrants and options by Capital Management, the SwissRe Parties will own 8,340,731 Shares. Such registration is requested so that the Shares may be sold in such transactions (including, but not limited to, through block trades, transactions pursuant to Rule 144 promulgated under the Securities Act or underwritten offerings) and at such times that the SwissRe Parties (or any affiliates thereof) deem appropriate.


                                       Very truly yours,




                                       SWISS REINSURANCE COMPANY


                                       By: /s/ Andre Pfanner
                                           ____________________________________
                                           Name:  Andre Pfanner
                                           Title: Member of Senior Management

                                       By: /s/ Flavia Diethelm
                                           ____________________________________
                                             Name:  Flavia Diethelm
                                             Title: Member of Senior Management


                                       SWISSRE CAPITAL MANAGEMENT (BERMUDA) LTD.

                                       By: /s/ Stefan Schroeder
                                           ____________________________________
                                             Name:  Stefan Schroeder
                                             Title: CEO

                                       By: /s/ Thomas Coffey
                                           ____________________________________
                                            Name:  Thomas Coffey
                                            Title: Vice President